Exhibit 99.1

Opera Announces US$50 Million Share Repurchase Program

OSLO, Norway, January 17, 2020 (GLOBE NEWSWIRE) -- Opera Limited (Nasdaq:OPRA) (“Opera” or the “Company”), one of the world’s major browser developers and a leading internet consumer brand, today announced that its board of directors has approved a share repurchase program, which authorized the Company’s management to execute the repurchase of up to US$50 million of its American Depositary Shares by January 17, 2021, in any form that management may deem fit. The Company’s management intends to launch the repurchase in February 2020 and the proposed purchases will be made from time to time in an opportunistic manner and depending on market conditions. All purchases will be made in accordance with the requirements of Rule 10b-18 and Rule 10b-5 under the U.S. Securities Exchange Act of 1934, as amended.

The Company has recently launched and scaled multiple new businesses and posted strong financial results, and intends to continue leveraging its well-known brand and large user base of more than 350 million users for additional growth. The Company also remains committed to maintaining high standards of corporate governance, as well as transparent and timely disclosure in compliance with the applicable rules and regulations of the United States Securities and Exchange Commission and the Nasdaq Global Select Market.

About Opera

Opera is a leading global internet brand with an engaged and growing base of over 350 million average monthly active users. Building on over 20 years of innovation, starting with our browser products, we are increasingly leveraging our brand as well as our massive and highly active user base in order to expand our offerings and our business. Today, we offer users across Europe, Africa and Asia a range of products and services that include our PC and mobile browsers as well as our AI-powered news reader Opera News and our app-based microfinance solutions.

For more information, please visit https://investor.opera.com/

Safe Harbor Statement

This announcement contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date hereof, and Opera undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Opera believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in Opera’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For investor inquiries, please contact:

Derrick Nueman
Phone: +1 (408) 596-3055
Email: investor-relations@opera.com

For media inquiries, please contact:

Email: press-team@opera.com